MAG SILVER CORP. (An exploration stage company) Interim Financial Statements For the nine month period ended September 30, 2009
Dated: November 13, 2009

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX:MAG NYSE-A:MVG www.magsilver.com info@magsilver.com

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MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets
(Unaudited)
(expressed in Canadian dollars)
	Sept. 30, 2009	Dec. 31, 2008
ASSETS

CURRENT
Cash	$ 30,491,397	$ 52,262,561
Accounts receivable (Note 4)	2,453,618	2,339,204
Interest receivable	9,000	81,934
Marketable securities (Note 5)	13,246	4,116
Prepaid expenses	115,069	110,151
TOTAL CURRENT ASSETS	33,082,330	54,797,966
EQUIPMENT AND LEASEHOLDS (Note 6)	55,020	66,539
INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V. (Note 7)	8,469,063	8,166,747
MINERAL RIGHTS (Note 8)	6,929,684	6,879,060
DEFERRED EXPLORATION COSTS (Note 8)	36,206,156	25,237,198
TOTAL ASSETS	$ 84,742,253	$ 95,147,510

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 1,174,859	$ 1,503,417

SHAREHOLDERS' EQUITY
Contingencies and commitments (Note 15)
Share capital (Note 9)
Authorized - unlimited common shares,
without par value
Issued and outstanding at Sept. 30, 2009 - 49,273,769
common shares Sept. 30, 2008 - 49,155,566)	107,531,855	107,023,016
Contributed surplus	10,663,280	9,583,860
Accumulated other comprehensive loss	(1,861,871)	(1,027,690)
Deficit	(32,765,870)	(21,935,093)
TOTAL SHAREHOLDERS' EQUITY	83,567,394	93,644,093
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 84,742,253	$ 95,147,510

CONTINUING OPERATIONS (Note 1)
RELATED PARTY TRANSACTIONS (Note 14)

ON BEHALF OF THE BOARD

/s/ "Derek White"
Derek White, Director

/s/ "R. Michael Jones"
R. Michael Jones, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Loss and Comprehensive Loss
(expressed in Canadian dollars)

	For the	For the	For the	For the
	three month	three month	nine month	nine month
	period ended	period ended	period ended	period ended
	Sept. 30,	Sept. 30,	Sept. 30	Sept. 30
	2009	2008	2009	2008

EXPENSES
Accounting and audit	$ 83,719	$ 73,746	$ 247,734	$ 212,354
Annual general meeting expense	1,170	-	219,854	96,960
Filing and transfer agent fees	3,121	10,616	192,712	144,694
Foreign exchange gain	494,153	(23,730)	481,065	(88,405)
General office and property investigation	163,202	99,486	555,561	312,851
Legal	166,713	155,245	2,656,871	239,110
Management and consulting fees	207,506	305,333	974,267	925,971
Mineral property costs written off (Note 8)	46,356	-	3,687,927	1,221,019
Shareholder relations	137,844	94,293	596,082	229,617
Stock compensation expense	-	46,105	1,260,945	2,445,726
Travel	46,721	66,112	214,038	173,082
	1,350,505	827,206	11,087,056	5,912,979
LOSS BEFORE THE FOLLOWING	(1,350,505)	(827,206)	(11,087,056)	(5,912,979)
INTEREST INCOME	66,189	446,078	256,279	1,650,833
NET LOSS FOR THE PERIOD	$ (1,284,316)	$ (381,128)	$ (10,830,777)	$ (4,262,146)

OTHER COMPREHENSIVE GAIN
CURRENCY TRANSLATION ADJUSTMENT	(832,915)	(176,183)	(843,311)	355,229
UNREALIZED GAIN ON MARKETABLE
SECURITIES	3,303	(3,877)	9,130	(4,532)
COMPREHENSIVE LOSS FOR THE PERIOD	$ (2,113,928)	$ (561,188)	$ (11,664,958)	$ (3,911,449)

BASIC AND DILUTED
LOSS PER SHARE	$ (0.03)	$ (0.01)	$ (0.22)	$ (0.08)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	49,252,564	49,154,630	49,234,904	48,669,056

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars)										Deficit
									Accumulated	accumulated
	Common shares		Common share						other	during the	Total		Total
	without par value		purchase warrants				Contributed		comprehensive	exploration	Deficit		shareholders'
	Shares	Amount	Number		Amount		Surplus		loss ("AOCL")	stage	and "AOCL"		equity
Balance, December 31, 2005	36,191,648	$20,812,185	-	-	$ -	-	$915,979	-	$ -	($4,046,379)	($4,046,379)	-	$17,681,785
Issued for cash	245,716	577,433	-		-		-		-	-	-		577,433
Issued to obtain mineral property
option rights	85,043	204,431	-		-		-		-	-	-		204,431
Warrants exercised	944,503	1,275,079	-		-		-		-	-	-		1,275,079
Stock options exercised	461,700	564,814	-		-		(197,944)		-	-	-		366,870
Stock options expense	-	-	-		-		2,341,159		-	-	-		2,341,159
Net loss	-	-	-		-		-		-	(3,866,567)	(3,866,567)		(3,866,567)
Balance, December 31, 2006	37,928,610	23,433,942	-		-		3,059,194		-	(7,912,946)	(7,912,946)		18,580,190
Issued for cash (Note 8 (a))	5,760,000	59,955,443	1,380,000		2,692,571		-		-	-	-		62,648,014
Warrants exercised	2,883,486	6,468,783	(243,000)		(474,127)		-		-	-	-		5,994,656
Stock options exercised	382,100	1,247,472	-		-		(436,110)		-	-	-		811,362
Stock options expense	-	-	-		-		5,256,566		-	-	-		5,256,566
Translation adjustment	-	-	-		-		-		(716,778)	-	(716,778)		(716,778)
Net loss	-	-	-		-		-		-	(8,149,258)	(8,149,258)		(8,149,258)
Balance, December 31, 2007	46,954,196	91,105,640	1,137,000		2,218,444		7,879,650		(716,778)	(16,062,204)	(16,778,982)		84,424,752
Issued for cash	-	11,936	-		-		-		-	-	-		11,936
Warrants exercised	1,137,000	13,588,444	(1,137,000)		(2,218,444)		-		-	-	-		11,370,000
Stock options exercised	1,064,370	2,316,996	-		-		(834,801)		-	-	-		1,482,195
Stock options expense	-	-	-		-		2,539,011		-	-	-		2,539,011
Translation adjustment	-	-	-		-		-		(304,458)	-	(304,458)		(304,458)
Unrealized loss on marketable
securities	-	-	-		-		-		(6,454)	-	(6,454)		(6,454)
Net loss	-	-	-		-		-		-	(5,872,889)	(5,872,889)		(5,872,889)
Balance, December 31, 2008	49,155,566	107,023,016	-		-		9,583,860		(1,027,690)	(21,935,093)	(22,962,783)		93,644,093
Stock options exercised	118,203	508,839	-		-		(181,525)		-	-	-		327,314
Stock options expense	-	-	-		-		1,260,945		-	-	-		1,260,945
Translation adjustment	-	-	-		-		-		(843,311)	-	(843,311)		(843,311)
Unrealized gain on marketable
securities	-	-	-		-		-		9,130	-	9,130		9,130
Net loss	-	-	-		-		-		-	(10,830,777)	(10,830,777)		(10,830,777)
Balance, September 30, 2009	49,273,769	$ 107,531,855	-		$ -		$ 10,663,280		$ (1,861,871)	$ (32,765,870)	$ (34,627,741)		$ 83,567,394

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	For the	For the	For the	For the
	three month	three month	nine month	nine month
	Period ended	Period ended	Period ended	Period ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2009	2008	2009	2008
OPERATING ACTIVITIES
Net loss for the period	$ (1,284,316)	$ (381,128)	$ (10,830,777)	$ (4,262,146)
Items not involving cash:
Amortization	8,583	8,627	25,756	27,706
Mineral property costs written off (Note 8)	46,357	-	3,687,928	1,221,019
Non-cash stock compensation expense	-	46,105	1,260,945	2,445,726

Changes in operating assets and liabilities
Accounts receivable	1,057,577	(381,110)	(114,414)	(1,491,166)
Interest receivable	1,668	15,654	72,934	34,058
Prepaid expenses	33,665	(35,725)	(4,918)	(66,663)
Accounts payable and accrued liabilities	(1,390,790)	1,114	(328,558)	(156,651)
	(1,527,256)	(726,463)	(6,231,104)	(2,248,117)

INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	-	(7,051)	(14,239)	(72,324)
Purchase of marketable securities	-	-	-	(10,570)
Investment in Juanicipio JV	(34,631)	(95,781)	(1,145,627)	(1,052,741)
Mineral rights	(558,438)	(322,567)	(1,537,943)	(1,063,556)
Deferred exploration costs	(2,885,951)	(4,476,847)	(13,169,566)	(9,368,389)
	(3,479,020)	(4,902,246)	(15,867,375)	(11,567,580)

FINANCING ACTIVITIES
Issuance of common shares	74,340	8,484	327,315	12,864,131
	74,340	8,484	327,315	12,864,131
DECREASE IN CASH	(4,931,936)	(5,620,225)	(21,771,164)	(951,566)
CASH, BEGINNING OF PERIOD	35,423,333	64,815,966	52,262,561	60,147,307
CASH, END OF PERIOD	$ 30,491,397	$ 59,195,741	$ 30,491,397	$ 59,195,741

CASH AND EQUIVALENTS WERE COMPRISED OF:
Cash	$ 35,423,333	$ 64,815,966	$ 35,423,333	$ 64,815,966
Short-term deposits	$ -	$ -	$ -	0
	$ 35,423,333	$ 64,815,966	$ 35,423,333	$ 64,815,966

Interest paid	$ -	$ -	$ -

Non-cash investing and financing activities:

Issue of shares in connection with acquisitions	$ -	$ -	$ -
Issue of shares in exchange for mineral property
option rights	$ -	$ -	$ 204,431

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

1.

CONTINUING OPERATIONS

MAG Silver Corp (“the Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000. On October 5, 2007, the Company moved to the TSX.  Unless the context requires otherwise, references in these consolidated financial statements to the Company include the subsidiaries of the Company whose financial results are consolidated in these financial statements.

The Company is an exploration company working on mineral properties it has staked or acquired by way of option agreement, principally in Mexico. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have any revenue generating operations. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company. If the going concern assumption was not appropriate, the financial statements would require revision and restatement on a liquidation basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2008, except as described in note 3. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2008, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at September 30, 2009 and results of its operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principles of consolidation

The unaudited interim consolidated financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation. All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiary at December 31, 2008 is Minera Los Lagartos, S.A. de C.V. (“Lagartos”) which holds several properties in Mexico.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest are accounted for using the equity method. Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment accounts.

The Company’s 44% interest in the Juanicipio Joint Venture (Note 7) is recorded using the equity method.

3.

CHANGES IN ACCOUNTING POLICIES

(i)

Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interest. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

3.

CHANGES IN ACCOUNTING POLICIES (Continued)

(ii)

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009, and the Company has evaluated the requirements of this Section and concluded that the impact is not material to the financial statements.

(iii)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”)

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

(iv)

Mining Exploration Costs (“EIC-174”)

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supersedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs (“EIC-126”), to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC 174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC – 174 did not result in a material impact on the Company’s consolidated financial statements.

4.

ACCOUNTS RECEIVABLE

	Sept. 30, 2009	Dec. 31, 2008
Goods and services tax recoverable	$ 19,227	$ 44,633
Mexican value added tax ("IVA") recoverable	1,917,316	2,190,188
Other	517,075	104,383
	$ 2,453,618	$ 2,339,204

During the nine months ended September 30, 2009 the Company received $1,852,033 in IVA.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

5.

MARKETABLE SECURITIES

In 2008 the Company purchased 1,000 shares of Fresnillo plc, a company which holds a 56% interest in Minera Juanicipio, S.A. de C.V. (Note 7).

At September 30, 2009, the Company holds the following marketable securities:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)

Fresnillo PLC	1,000	10,570	2,676	13,246

At December 31, 2008, the Company had the following marketable securities:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Losses ($)	Fair Value ($)

Fresnillo PLC	1,000	10,570	6,454	4,116

During the year ended December 31, 2008 the Company recognized an unrealized loss of $6,454 (2007 - $nil) on the above marketable securities designated as available-for-sale instruments in other comprehensive income.

During the period ended September 30, 2009 the Company recognized an unrealized gain of $9,130 (2008 – loss of $4,532) on the above marketable securities designated as available-for-sale instruments in other comprehensive income. Overall the Company has an accumulated unrealized gain of $2,676.

6.

EQUIPMENT AND LEASEHOLDS

	September 30, 2009			2007
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Computer equipment
and software	$ 74,947	$ 42,453	$ 32,494	$ 12,603
Field equipment	67,201	44,675	22,526	9,513
	$ 142,148	$ 87,128	$ 55,020	$ 22,116

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

6.

EQUIPMENT AND LEASEHOLDS (continued)

	December 31, 2008			2006
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Computer equipment
and software	$ 60,709	$ 33,018	$ 27,691	$ 14,377
Field equipment	67,201	38,135	29,066	13,205
Leasehold improvements	26,084	16,302	9,782	3,750
	$ 153,994	$ 87,455	$ 66,539	$ 31,332

Equipment and leaseholds are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment and software

 30%

Field equipment

 30%

The leasehold improvements are depreciated on a straight-line basis to amortize the costs over the two year term of the related lease.

7.

INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V.

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate acquisitions the Company acquired a 100% interest in the Juanicipio Property in exchange for total consideration of $919,458. Of this amount, $656,125 was paid in cash and 366,667 common shares of the Company were issued at a value of $263,333.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting US$5,000,000 of exploration on the property over four years and Peñoles purchasing US$1,000,000 of Common Shares of the Company in two tranches for US$500,000 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, Peñoles restructured and transferred its 56% interest of Minera Juanicipio into a new company called Compania Fresnillo S.A. de C.V., which then transferred its interest to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger.  Minera Juanicipio is held as to 56% by Fresnillo and 44% by the Company.  In December 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

7.

INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V. (continued)

To capitalize Minera Juanicipio, the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos ($6.679 million) against its contribution of surface rights and the Company’s 44% share of exploration costs incurred by Peñoles subsequent to the completion of their earn-in and up to December 31, 2007.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish its 44% interest.

Effective December 31, 2007 the Company concluded that the functional currency of Minera Juanicipio was the Mexican peso as expenditures in Minera Juanicipio were principally being incurred in pesos and funded by advances from the venturers which were denominated in pesos. The Company translates its net investment in Minera Juanicipio using the current rate method with translation gains and losses recorded in other comprehensive loss which is a component of shareholders’ equity, until there is a realized reduction in the net investment.

The Company owns a 44% interest in Minera Juanicipio. The Company’s historical investment relating to its interest in the Juanicipio property and Minera Juanicipio are detailed as follows:

	Sept. 30, 2009	Dec. 31, 2008
Camp costs	$ 12,735	$ 14,024
Geological	109,630	78,452
Geophysical	2,835	8,163
Gov't fees and licenses	10,128	10,131
Travel	7,548	5,736
Site administration	3,839	1,667
Cash contributions to the Minera Juanicipio	998,912	2,404,671
	1,145,627	2,522,844
Balance, beginning of year	8,166,747	5,948,361
	$ 9,312,374	$ 8,471,205
Recoveries	-	-
Translation adjustment	(843,311)	(304,458)
Balance, end of year	$ 8,469,063	$ 8,166,747

Summary of the Unaudited Interim Statements of Minera Juanicipio

At September 30, 2009 the assets of Minera Juanicipio consisted of cash and short term investments in the amount of 8.78 million pesos ($0.70 million), value added taxes recoverable and other receivables in the amount of 3.94 million pesos ($313,500) and mineral, surface rights and exploration expenditures in the amount of 216.25 million pesos ($17.20 million).  Payables to Peñoles and other vendors for exploration work amounted to 1.38 million pesos ($110,000) while shareholders equity was 227.59 million pesos ($18.10 million).

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

8.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Nine month period ended September 30, 2009
	(Batopilas)				Sierra de	Cinco de
	Don Fippi	Guigui	Lagartos NW	Lagartos SE	Ramirez	Mayo	Other	Total
Acquisition costs of
mineral rights
Bal., beginning of year	$ 1,422,672	$ 1,571,172	$ 50,032	$ 36,458	$ 1,359,747	$ 1,373,416	$ 1,065,563	$ 6,879,060
Incurred during period	-	5,568	-	-	127,572	1,225,116	179,687	1,537,943
Less amounts written off	-	-	-	-	(1,487,319)	-	-	(1,487,319)
Balance, end of period	$ 1,422,672	$ 1,576,740	$ 50,032	$ 36,458	$ -	$ 2,598,532	$ 1,245,250	$ 6,929,684

Deferred exploration costs
Camp costs	$ 11,867	$ 907	$ -	$ 86,758	$ 65,047	$ 213,202	$ 99,937	$ 477,718
Drilling	-	-	-	2,304,403	1,167,634	4,443,275	1,326,947	9,242,259
Geochemical	3,045	-	-	128,954	99,313	428,573	88,181	748,066
Geological	38,163	7,926	76	302,083	234,468	753,856	254,780	1,591,352
Geophysical	-	-	-	-	-	328,591	756	329,347
Gov't fees and licenses	12,354	41,572	102,294	95,937	31,535	117,360	133,312	534,364
Site administration	2,932	117	-	16,301	12,205	35,386	17,354	84,295
Travel	6,034	257	-	15,528	15,988	31,427	20,642	89,876
Transport and shipping	2,335	-	-	17,943	9,147	32,700	10,164	72,289
	76,730	50,779	102,370	2,967,907	1,635,337	6,384,370	1,952,073	13,169,566
Bal., beginning of year	4,797,597	1,462,929	1,204,960	5,330,430	565,271	10,773,036	1,102,975	25,237,198
Less amounts written off	-	-	-	-	(2,200,608)	-	-	(2,200,608)
Balance, end of period	$ 4,874,327	$ 1,513,708	$ 1,307,330	$ 8,298,337	$ -	$ 17,157,406	$ 3,055,048	$ 36,206,156

	Three month period ended September 30, 2009
	(Batopilas)				Sierra de	Cinco de
	Don Fippi	Guigui	Lagartos NW	Lagartos SE	Ramirez	Mayo	Other	Total
Acquisition costs of
mineral rights
Bal., beginning of period	$ 1,422,672	$ 1,576,740	$ 50,032	$ 36,458	$ -	$ 2,187,616	$ 1,135,928	$ 6,409,446
Incurred during period	-	-	-	-	38,200	410,916	109,322	558,438
Less amounts written off	-	-	-	-	(38,200)	-	-	(38,200)
Balance, end of period	$ 1,422,672	$ 1,576,740	$ 50,032	$ 36,458	$ -	$ 2,598,532	$ 1,245,250	$ 6,929,684

Deferred exploration costs
Camp costs	$ 1,290	$ 210	$ -	$ 23,687	$ -	$ 70,401	$ 14,478	$ 110,066
Drilling	-	-	-	292,618	-	704,158	327,891	1,324,667
Geochemical	-	-	-	21,372	-	79,385	-	100,757
Geological	5,054	2,181	-	81,666	4,885	268,373	48,136	410,295
Geophysical	-	-	-	-	-	41,400	-	41,400
Gov't fees and licenses	5,823	11,738	50,267	50,269	3,271	29,016	85,400	235,784
Site administration	816	47	-	4,199	-	9,315	5,305	19,682
Travel	3,561	257	-	5,086	-	11,599	3,707	24,210
Transport and shipping	-	-	-	3,710	-	13,185	2,195	19,090
	16,544	14,433	50,267	482,607	8,156	1,226,832	487,112	2,285,951
Bal., beginning of period	4,857,783	1,499,275	1,257,063	7,815,730	-	15,930,574	2,567,936	33,928,361
Less amounts written off	-	-	-	-	(8,156)	-	-	(8,156)
Balance, end of period	$ 4,874,327	$ 1,513,708	$ 1,307,330	$ 8,298,337	$ -	$ 17,157,406	$ 3,055,048	$ 36,206,156

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

8.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (continued)

(a)

      Don Fippi (Batopilas) Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. To September 30, 2009, the Company has incurred $4,874,327 in exploration costs on the property.

(b)

Guigui Property

The Company has a 100% interest in mining concessions located in the Santa Eulalia (Guigui), Chihuahua district of Mexico, subject to a royalty of 2.5% of the Net Smelter returns obtained from the property. To September 30, 2009, the Company has incurred $1,513,708 in exploration costs on the property.

(c)

Lagartos Properties

The Company has acquired a 100% interest in exploration concessions on mining claims (Lagartos) on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges.

During the year ended December 31, 2008, the Company entered into an option agreement to acquire a 100% interest in certain mining concessions internal to the Lagartos SE property. The Company terminated this option after making payments of $36,458 (US$30,000).

To September 30, 2009, the Company has incurred $1,307,330 in exploration costs on the Lagartos NW property and $8,298,337 in exploration costs on the Lagartos SE property.

(d)

Sierra Ramirez Property

Under a 2003 agreement, as later amended in 2006, the Company had an option to acquire a 100% interest in certain mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the amended terms, the Company issued Minera Rio Tinto S.A. de C.V. 20,000 common shares of the Company (valued at $55,000) and made scheduled cash payments totalling US $400,000 to September 30, 2009.  The Company also paid a finder’s fee of 25,000 common shares ($25,746) of the Company in relation to this property.  To September 30, 2009, the Company has incurred $2,200,608 in exploration costs on the property.

Based on exploration results received during the quarter ended on September 30, 2009, management is of the view that the results to date do not support the capitalised value of this property.  The Company wrote down deferred acquisition and exploration costs of $3,687,927 relating to the Sierra Ramirez property during the period. The Company is in the process of cancelling all option agreements with this property.

During the year ended December 31, 2007, the Company entered into five separate option agreements to acquire interests in certain mining concessions, all of which are internal to the Sierra Ramirez property. The Company is obligated to make a final cash payment of US$35,000 with regard to these five concessions, after which the options will be terminated.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

8.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (continued)

 (e)

Cinco de Mayo Property

On February 26, 2004, the Company entered into an option agreement to acquire a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, as later amended, the Company was obligated to make scheduled cash and share payments together worth US$1,000,000 and incur exploration expenditures totalling US$1,000,000 by July 26, 2009.  To September 30, 2009 the Company has paid $1,077,308 (US$900,000) in cash, issued 165,670 common shares at a value of $266,630 and has completed $17,157,406 in exploration costs.

During the year ended December 31, 2008, the Company acquired a 100% interest in certain mining concessions internal to the Cinco de Mayo property from two separate vendors. The Company made a one-time payment of $445,065 (US$350,000) for these mining concessions.

During the period ended September 30, 2009, the Company purchased surface rights in the Cinco de Mayo area for $809,529.

(f)

Sello Property

On December 8, 2006, the Company entered into an agreement to acquire a 100% interest in the Sello and Sello Uno claims located in Zacatecas State, by making scheduled option payments totalling US$1,000,000 plus applicable value added tax over a three year period, of which $52,816 (US$50,000) was paid.  During 2008 the Company entered into an agreement to acquire a 100% interest in the El Oro claims located adjacent to Sello in Zacatecas State, by making scheduled option payments totalling US$125,000 plus applicable value added tax over one year, of which $66,019 (US$62,500) was paid.  Based on exploration results, it was decided in April 2008 that the Company would terminate these option agreements, and consequently, total deferred acquisition and exploration costs of $1,221,019 were written-off as of June 30, 2008.

(g)

Other Properties

At September 30, 2009, the Company has capitalized $1,245,250 in acquisition costs on other properties in Mexico.  The Company is obligated to make additional scheduled cash payments totalling US$2,020,000 to October 31, 2013 if it wishes to maintain its acquisition rights under the referred option agreements.

The other properties consist of the Zacatecas claims, the La Lorena claims, the Nuevo Mundo claims, the Camino Duro claims, the Salemex claim options and the San Ramon claim options. During the period ended September 30, 2009, the Company completed approximately $1,952,073 in exploration costs including $1,000,557 in drilling and other exploration costs on the Salemex claims, $427,907 on the Nuevo Mundo claims, and $404,548 on the San Ramon claims. Another $119,061 in exploration costs was spent on the remaining other properties.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

9.

SHARE CAPITAL

(a)

Issued and outstanding

At September 30, 2009, there were 49,273,769 shares outstanding.

During the period ended September 30, 2009, 118,203 stock options were exercised for cash proceeds of $327,315.

During the year ended December 31, 2008, 1,137,000 share purchase warrants were exercised for proceeds of $11,370,000 and 1,064,370 stock options were exercised for cash proceeds of $1,482,195.

During the year ended December 31, 2007, 2,883,486 share purchase warrants were exercised for proceeds of $5,994,656 and 382,100 stock options were exercised for cash proceeds of $811,362.

On November 27, 2007, the Company closed a brokered private placement for 3,000,000 common shares of the Company at a price of $15.50 per share for gross proceeds of $46,500,000. The Company paid a 5.0% commission to the underwriters on this placement. Legal, syndicate, and filing costs totaled an additional $208,484.

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. At the Annual General and Special Meeting of the Shareholders held on March 24, 2009 the Shareholders approved the Amended and Restated Stock Option Plan (the “Plan”) which fixed the maximum number of stock options that may be granted to 4,921,056. For more information on the current Plan go to www.sedar.com.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

9.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

The following table summarizes options outstanding and exercisable at September 30, 2009:

	Number	Weighted average	Weighted
	outstanding at	remaining	average
Exercise	September 30,	contractual life	exercise
price	2009	(years)	price
$ 1.00	60,000	1.17	1.00
1.06	500,000	0.30	1.06
2.00	50,000	1.71	2.00
2.46	127,000	1.81	2.46
3.00	487,500	1.35	3.00
3.12	11,000	1.92	3.12
3.56	13,000	1.47	3.56
4.04	132,830	1.50	4.04
5.32	223,617	4.73	5.32
5.36	462,500	2.20	5.36
5.54	327,822	4.56	5.54
7.56	35,000	2.32	7.56
7.62	50,000	3.98	7.62
8.80	200,000	2.40	8.80
9.40	45,000	2.50	9.40
10.01	240,264	3.75	10.01
12.91	274,625	3.37	12.91
14.15	425,000	3.04	14.15
14.70	50,000	2.84	14.70
	3,715,158	2.46	$ 6.46

At the date the Agreements are entered into, the exercise price of each option is set no lower than the fair value of the common shares at the date of grant.

The following table summarizes the Company’s options:

	Period ended	Weighted	Period ended	Weighted	Year ended	Weighted
	Sept. 30,	average	Sept. 30,	average	Dec. 31,	average
	2009	exercise price	2008	exercise price		price
Balance outstanding,
beginning of year	3,312,407	$ 6.59	3,805,700	$ 4.44	1,030,000	$ 0.54
Activity during the period
Options granted	552,142	5.45	578,765	11.23	1,240,000	1.03
Options forfeited	(31,188)	13.50	(7,688)	11.75	-	-
Options exercised	(118,203)	2.77	(1,064,370)	1.39	(105,500)	0.22
Balance outstanding,
end of period	3,715,158	$ 6.49	3,312,407	$ 6.59	2,164,500	$ 0.84

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

9.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

During the period ended September 30, 2009, the Company granted 552,142 stock options, (September 30, 2008 – 528,765). The Company has recorded $1,260,945 (September 30, 2008 - $2,445,726) of compensation expense relating to stock options vested to employees and consultants in the period ended September 30, 2009.

For the period ended September 30, 2009, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 62%, an annual risk free interest rate of 1.93% and expected lives of three years.

For the comparative period ended September 30, 2008, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 49%, an annual risk free interest rate of 3.37% and expected lives of three years.

10.

CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, common share purchase warrants, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at September 30, 2009, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

11.

FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)

Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior period.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating. At period end there were no cash equivalents.

(iii)

Derivative financial instruments

As at September 30, 2009, the Company has no derivative financial instruments. MAG may in the future enter into derivative financial instruments in order to manage credit risk. Only derivative financial instruments with highly rated investment grade counterparties will be considered.

(iv)

Mexican value added tax

At period end the Company had a receivable of $1,917,316 from the Mexican government for value added tax. Although full recovery is expected by management, recoveries to date have been intermittent.

The Company’s maximum exposure to credit risk on its Mexican operations at September 30, 2009 is as follows:

	Sept. 30, 2009	Dec. 31, 2008
Cash	$ 1,060,646	$ 414,359
Accounts Receivable	1,917,316	2,294,571
	$ 2,977,962	$ 2,708,930

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

11.

FINANCIAL RISK MANAGEMENT (Continued)

(b)

Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior period.

(c)

Currency risk

The Company’s functional currency is the Canadian dollar and therefore the Company's net earnings and other comprehensive earnings are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's foreign currency exposures comprise limited amounts of cash and cash equivalents and accounts payable and accrued liabilities denominated in Mexican pesos and United States dollars. Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican pesos or in United States dollars. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  Appreciation in the Mexican peso or the United States dollar against the Canadian dollar will increase our cost of operations. A decrease in the United States dollar or the Mexican peso against the Canadian dollar will result in a loss on our books to the extent we hold funds in either currency. The Company is also exposed to inflation risk in Mexico.

The most significant foreign exchange impact on the Company’s net income is the translation of foreign currency based earnings into Canadian dollars in each reporting period. All of the Company’s foreign subsidiaries report their operating results in currencies other than the Canadian dollar. Therefore, exchange rate movements in the Mexican peso relative to the Canadian dollar will impact the consolidated results of the Mexican operations in Canadian dollar terms.

The sensitivity of the Company's net loss and other comprehensive loss for the period ended September 30, 2009 due to changes in the exchange rate for the Mexican peso in relation to the Canadian dollar is summarized in the following table expressed as the increase in the net loss and comprehensive loss for each 10% appreciation in the Canadian dollar:

Net Loss	$ 1,538,038
Other comprehensive loss	670,028
Comprehensive loss	$ 2,208,066

A 10% depreciation in the Canadian dollar against the Mexican peso would have a similar decrease in net loss.

 (d)

Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. A continued decrease in interest rates as was seen at the end of 2008 would result in lower interest income in 2009.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements

12.

FAIR VALUE DISCLOSURES

The carrying values of cash and cash equivalents, marketable securities and accounts payable reported in the consolidated balance sheet approximate their respective fair values.

13.

SEGMENTED INFORMATION

The Company operates in one segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

14.

RELATED PARTY TRANSACTIONS

The Company paid or accrued non-executive directors fees of $219,750 during the period ended September 30, 2009 (2008 - $134,000).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  Since January 2006, these companies have a common director with the Company.  During the period ended September 30, 2009, the Company accrued or paid Cascabel and Imdex consulting, administration and travel fees totaling $227,677 (2008 - $118,186) and exploration costs totaling $2,428,063 (2008 - $1,804,955) under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd., a company with two common directors and common officer. During the period ended September 30, 2009, the Company accrued or paid Platinum Group Metals Ltd. $102,014 under the office service agreement (2008 - $101,701).  The Company has notified Platinum Group that this agreement will be terminated with effect at December 31, 2009.

During the year ended December 31, 2007, the Company entered into a new two year office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended September 30, 2009, the Company accrued or paid Anthem $65,426 under the office lease agreement (2008 - $61,917).  The Company has provided notice to Anthem Works Ltd. that this lease will not be continued or renewed.

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

15.

CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office lease agreement which was entered into during the year ended December 31, 2007, are as follows:

2009	21,473
2010	-
$ 21,473

Subsequent to quarter end the Company signed a new five year office lease for premises it plans to occupy effective January 1, 2010 and is obligated to pay approximately $752,248 over the term of this lease.